Exhibit 99.1

Genius Sports Statement Following Settlement of Litigation with Sportradar

NEW YORK & LONDON - The litigation has been resolved. The resolution enables FDC to continue to license and market FDC data, in future as it determines. Genius Sports shall maintain the exclusive right to provide low latency Official FDC betting data rights through 2024.

Sportradar has agreed to refrain from unofficial in-stadia scouting of Premier League, Football League, and Scottish Professional Football League matches, and has purchased a sublicense from Genius Sports for a delayed feed to be marketed as the Official FDC Secondary Feed, through 2024. The remaining terms of the settlement are confidential.

ENDS

Contacts

Press:

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors:

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

About Football DataCo

Football DataCo was formed in 2001 by the professional football leagues in England and Scotland to protect, market and commercialise their official match related data.

Working with the Premier League, EFL, SPFL and a series of partners, Football DataCo oversees the collection, management and distribution of the League’s official event and performance data worldwide.

Football DataCo also protects the copyright of Premier League and EFL still action images, and runs the online media accreditation tool for journalists and photographers to apply to attend their matches.